Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

Company Participants

•	Aaron Birnbaum, Senior Vice President and Chief Operating Officer

•	Lawrence H. Silber, President and Chief Executive Officer

•	Leslie Hunziker, Senior Vice President, Investor Relations

•	Mark Humphrey, Senior Vice President and Chief Financial Officer

Other Participants

•	Brian Sponheimer, Analyst, Gabelli

•	Jerry Revich, Analyst, Goldman Sachs

•	Ken Newman, Analyst, KeyBanc Capital Markets

•	Neil Tyler, Analyst, Redburn

•	Steven M. Ramsey, Analyst, Thompson Research Group

•	Tami Zakaria, Analyst, J.P. Morgan Securities LLC

•	Unidentified Participant

Presentation

Operator

Good morning, everyone, and welcome to the Herc Holdings Investor Conference Call. At this time, all participants are in a listen only mode. A question-and-answer session will follow the formal presentation. Please note that this event is being recorded.

I would now like to turn the conference call over to Leslie Hunziker, Senior Vice President, Investor Relations. Please go ahead.

Leslie Hunziker {BIO 1945742 <GO>}

Thank you and good morning, everyone. We appreciate you joining us on today’s investor call to discuss Herc Holdings’ proposal to acquire H&E Equipment Services. With me are Larry Silber, President and Chief Executive Officer; Mark Humphrey, Senior Vice President and Chief Financial Officer; and Aaron Birnbaum, Senior Vice President and Chief Operating Officer. You may obtain a copy of this press release regarding our announcement and the associated presentation on our website at ir.hercrentals.com. This call is being webcast live and a replay will be available on the Events and Presentations tab on the Investor Relations section of our website.

Before we begin, I want to draw your attention to the forward-looking statements and additional legal information, which are available on Slide 2 of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

At the end of the prepared remarks, we will conduct a question-and-answer session. We ask that you limit yourself to one question.

I’ll now turn the call over to Larry Silber, Herc’s President and Chief Executive Officer. Larry?

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 1 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

Lawrence H. Silber {BIO 18047109 <GO>}

Thank you, Leslie, and good morning, everyone. We appreciate the opportunity to talk with you today about Herc’s proposal to acquire H&E Equipment Services. Mark and I will take you through the presentation and Aaron will join us for Q&A. I’ll begin on Slide 3. Since becoming an independent public company in 2016, we have significantly increased Herc’s scale and geographic reach through greenfield development and strategic acquisitions. This acquisition will accelerate our strategy in meaningful ways and enable Herc to continue delivering market leading growth and superior value creation.

The strategic and financial benefits from the transaction are compelling. With H&E, we gain a high-quality rental business that has invested strategically in its fleet and branch network consistently over the last several years. Together, we will have a substantially expanded footprint, increased density in key regions with economies of scale, geographic and customer diversification, and a larger and younger fleet. In addition to these strategic benefits, the financial benefits create significant value. The transaction is expected to be high single-digit accretive to Herc’s cash EPS in 2026 and ramp to greater than 20% as synergies are fully realized.

We will achieve a return on invested capital that exceeds the cost of capital within three years and as we will detail shortly, the cost and revenue synergies are substantial and highly achievable. We believe the power of our platform and the pro forma financial profile should support a higher trading multiple for the combined company. It is important to note that the transaction consideration mix has been structured to ensure that we continue to have the financial strength and flexibility necessary to make investments in the business and to support Herc’s dividend, which will be maintained.

We plan to refinance all of H&E’s existing debt and will fund the cash consideration of the transaction with a combination of $4.5 billion in newly issued debt and availability under Herc’s ABL prior to closing. At the close, the pro forma net leverage for the company will be 3.8 times prior to synergy realization. We expect this to be reduced to below 3.0 times and be in Herc’s targeted range within 24 months of closing. H&E is a company we know well. We have great respect for their team and look forward to building on our combined 120 plus years of industry experience and shared priorities of excellence in customer service and safety to create benefits for the shareholders, employees and customers of both companies.

Now turning to Slide number 4. Not only is this transaction good for Herc’s shareholders, it will provide H&E’s shareholders with immediate premium value, upside opportunity and a clear path to close. In fact, this morning, H&E announced that its Board of Directors has determined that Herc’s cash and stock merger is superior to the $92 per share cash sale to United Rentals. H&E has notified United Rentals that it intends to terminate its merger agreement and enter into a merger agreement with Herc. United Rentals notified H&E in writing that it does not intend to submit a revised proposal and has waived its four business day match period under the United Rentals merger agreement. Accordingly, we expect to finalize and enter into our definitive agreement with H&E in short order.

Under the terms of our proposal, H&E shareholders would receive $78.75 in cash and 0.1287 shares of Herc common stock for each share they own with a total value of $104.89 per share based on Herc’s 10 day VWAP as of market close February 14, 2025. Following the close of the transaction, H&E shareholders would own approximately 14.1% of the combined company. Our proposal represents a 14.0% premium to United Rentals $92 per share cash capped consideration. Our proposal also enables H&E shareholders to share in the value created from the $300 million EBITDA synergies expected to be generated by the end of year three following close and an anticipated improved valuation multiple for the combined company.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 2 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

We provide further detail on the breakdown of the expected revenue and cost synergies later on this call. Upon termination of H&E’s existing agreement with United Rentals and the execution of a definitive merger agreement between Herc and H&E, Herc intends to commence a tender offer to acquire all of the outstanding shares of H&E common stock for a per share value of $78.75 in cash at 0.1287 shares of Herc common stock. Following completion of the tender offer, we will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer. The transaction is expected to close mid-year 2025 subject to the majority of H&E shares being tendered into the offer, the receipt of customary regulatory approvals and closing conditions.

Now turning to Slide 5. We are pursuing the proposed combination with H&E from a position of strength. Execution on our five pronged strategy has resulted in industry-leading growth and superior value creation. Indeed, we have delivered a total shareholder return of 544% since we became an independent public company in 2016. Underpinning these results has been our disciplined capital allocation strategy including through M&A.

Over the last four years, we have invested more than $2 billion in over 50 acquisitions. These acquisitions have allowed (technical difficulty) customer demand, grow local account revenue, cross-sell specialty solutions, elevate national account capabilities and enhance our ability to capitalize on high value project opportunities. Herc today is a partner of choice for local and national accounts across North America and the combination would accelerate our strategy and the results it delivers for our shareholders.

Now turning to Slide number 6. H&E has built a high-quality platform with talented employees and a young premium branded fleet. They have an attractive footprint that spans many high growth regions, including the Gulf Coast, the Southeast, Mid-Atlantic, Midwest, Southwest and Western states.

Now turning to Slide 7, you can see that their footprint is very complementary to our own. In addition to an expanded footprint, Herc gains increased density in key regions and enhanced geographic diversification. The acquisition would strengthen Herc’s position as the third largest rental company in North America. The combined company would have a leading presence in 11 of the top 20 rental regions and increased urban density in seven of the top 10 rental regions. Together, we would operate more than 600 branches with a fleet original equipment cost or OEC of approximately $10 billion at the time of closing.

I’ll now hand it over to Mark to further discuss the synergy opportunities we expect to achieve through the proposed transaction. Mark?

Mark Humphrey {BIO 17310065 <GO>}

Thanks, Larry. Beginning on Slide 8, I’ll highlight that the synergy upside enabled by the combination is substantial. We have identified approximately $300 million of incremental EBITDA upside, including approximately $125 million of cost synergies and approximately $175 million EBITDA impact from revenue synergies. In evaluating these opportunities, we brought to bear our M&A experience over the past five years and believe a significant amount of these cost synergies are highly achievable within two years and revenue synergies achievable within three years after the transaction closes. The cost savings are driven largely by consolidating corporate functions, the elimination of duplicative administrative costs and the benefits of scale across our operations, including with respect to facilities, maintenance and operating overhead.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 3 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

A smaller portion of the savings will come from the implementation of initiatives currently being deployed at Herc. The revenue synergies are weighted towards opportunities we see to leverage our specialty fleet. In addition, we have revenue synergies coming from our general rental program and how we structure our customer offerings. The revenue synergies are expected to drive higher free cash flow conversion given that our EBITDA margin flow through will be meaningfully higher than existing margins with relatively lower capital to achieve that EBITDA. Incorporating the impact of 10% dis-synergies, revenue synergies should reach approximately $240 million.

Let me provide more detail about the revenue synergies, so you understand the power of their value creation. Turning to Slide 9. Herc’s expertise in selling specialty rental solutions is a differentiator for us and we have a broad offering. Currently, $1.6 billion of our OEC is specialty fleet that is offered in approximately 155 locations or about a third of our market footprint. Additionally, we have been successful in integrating our specialty fleet across our acquired general rental customer base supporting higher margins and improving returns. Specialty solutions generate greater than 800 basis points higher profit margin than general rental on average. On fully integrated acquisitions, we have achieved our target synergized multiple. H&E’s offering is predominantly general rental, which provides a substantial cross-selling whitespace where we can bring our specialty fleet and expertise in rental solutions to their customers.

Turning to the general rental opportunities on Slide 10. As noted earlier, the combined company will have more than 600 locations at closing. Herc today offers 10 times more category classes, including electric and hybrid equipment options and technology enabled rental products and solutions. Herc’s product breadth combined with H&E’s expanded local location network propels a larger share of wallet across all customer accounts.

Moving to Slide 11. We have long talked about Herc’s technology and how our digital tools are helping to drive revenues. This includes Herc’s proprietary rental system, which has applications such as ProControl, Optimus and On the Go. We also have customized business intelligence tools built with Salesforce, Telematics and Qlik. With a more innovative platform and our market-leading sales strategies, we believe we provide more value to H&E’s customer base.

With the strategic and financial benefits of the proposed transactions, we believe there should be a significant opportunity for a re-rating of Herc as illustrated on Slide 12. Together, we will have an even more powerful value creation platform that outpaces market growth, enhanced free cash flow generation and greater investor interest that comes with a scaled company. With these factors, we believe that the combined company should trade at a higher multiple that is more consistent with comparable company valuation multiples in our sector. These synergies have high free cash flow conversion.

Incremental run rate CapEx only — represents only 14% of incremental EBITDA and a discounted cash flow of approximately $3 billion. As shown on the chart on the right hand side, this uplift from our re-rate opportunity delivers significant additional value to Herc and H&E shareholders. For each incremental half turn re-rating, the implied value of Herc would be approximately $40 per share or an approximate 20% increase to our stock price compared to where we are today.

I will now hand the call back to Larry to close our prepared remarks. Larry?

Lawrence H. Silber {BIO 18047109 <GO>}

Thanks, Mark, and I’ll now close on Slide number 13. To recap, this is a highly compelling acquisition that would deliver significant strategic and financial benefits. Together, we would have an expanded footprint across the United States, increased density in key regions, enhanced geographic and customer diversification and a larger younger fleet. We would also have significant synergies and a re-rate opportunity, which will provide substantial upside for both Herc and H&E shareholders. The transaction would be high single-digit accretive to Herc’s cash EPS in 2026 and ramp to greater than 20% as synergies are fully realized.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 4 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

In addition, ROIC is expected to be in excess of the cost of capital within three years of closing. The combined entity would be capitalized to maintain financial strength and flexibility. We believe a combination with H&E would create benefits for shareholders, employees and customers. We are excited about all of the opportunities ahead. We’d like to thank all of you for taking time to join us this morning.

And with that, we’ll open the call for questions. Operator?

Questions And Answers

Operator

Thank you. We will now begin the question-and-answer session. (Operator Instructions) Your first question comes from the line of Jerry Revich from Goldman Sachs. Your line is open.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Good morning, Jerry.

Q - Jerry Revich {BIO 5626742 <GO>}

Good morning, everyone.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Good morning, Jerry.

Q - Jerry Revich {BIO 5626742 <GO>}

Hey, Larry, Mark, Aaron, good morning. I’m wondering if you could just talk about the size of the cross-sell opportunity. You folks laid out a pretty large number compared to the number that United Rentals laid out. Can you just flesh that out a bit? And separately, back at your Analyst Day, you folks had spoken about significant margin improvement where you have high density of branches. How much of the H&E footprint will benefit you folks to drive higher route density as we look at potential for additional cost upside relative to what you folks laid out?

A - Lawrence H. Silber {BIO 18047109 <GO>}

Yeah. Look, let me start by saying we’ve been looking at H&E for a long time. We know the company very well. And we believe this is a great opportunity for us, Jerry. And I think we’ve been asked the questions many times would this be something that we’d be interested in and obviously we are. I think what you’re looking at is something that I’m going to ask both Mark and Aaron to comment on. Mark on the first part and Aaron on the second part.

A - Mark Humphrey {BIO 17310065 <GO>}

Yeah. I think that, Jerry, when you think about sort of the $240 million, which is the rev synergy target, right, one of the big differences or differentiations in that number is we’re sort of assuming a 10% dis-synergy in that. And I think that when we took the time to sort of get inside of the crossover from a customer perspective and then sort of evaluating and aligning that to the fleet, we saw a significant opportunity both from a gen rents perspective as well as a specialty perspective. And on top of that, we actually think we can do it relatively capital light to generate that ultimately $300 million of synergies. So you’ve got a flow through assumption there of about 70% on that $240 million and a significant cash generative characteristics to that synergy profile.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 5 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

A - Aaron Birnbaum {BIO 21390909 <GO>}

And Jerry, I would just add, when we look at our business and what we’ve done since we went public over the last nine years and what our business looks like today and the value and the margin we’ve created by using our specialty products and the breadth of our products to kind of drive the business we believe on the existing footprint for H&E that’s some of the metrics we use to evaluate where we’re going to go with our synergies.

And I think your second question was about is there some savings in the location footprint? We have to get into that. We put some assumptions in the model for that. And you might have situations where an H&E location is very close to a Herc location, maybe a couple of miles where there might be some redundancy. But the fact of the matter is when you look at our position in the industry and the share we have and what our opportunities are to grow share in the market, there’s not going to be a ton of redundancies with fleet and capability to grow the share. And I think we have a great opportunity to repurpose other properties either on the Herc side or the H&E side with our specialty and our product breadth that we do today in Herc that will probably give us a quicker pace to kind of synergize this opportunity.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Yeah. Remember, Jerry, that the — as we cross-sell with specialty, it provides about 800 basis points of higher margin for us versus general rents.

Operator

Your next question comes from the line of Tami Zakaria from JP Morgan. Your line is open.

Q - Tami Zakaria {BIO 18872007 <GO>}

Hi, good morning.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Good morning, Tami.

Q - Tami Zakaria {BIO 18872007 <GO>}

Thank you so much. Good morning. So my first question is I think you mentioned $240 million revenue synergies, $175 million EBITDA synergies. So that is almost an incremental margin of over 70%.

A - Lawrence H. Silber {BIO 18047109 <GO>}

That’s right.

Q - Tami Zakaria {BIO 18872007 <GO>}

Am I looking at it the right way? And if so, what would drive such high incrementals from these?

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 6 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

A - Mark Humphrey {BIO 17310065 <GO>}

Yeah, great question. I think sort of the start there is the footprint that we’re going to be able to sell into is there. And so then you’re really just looking at the variable cost structure on that incremental dollar of revenue.

Q - Tami Zakaria {BIO 18872007 <GO>}

So basically, location is the reason why incremental is going to be so high because you don’t have to incur additional variable expenses.

A - Mark Humphrey {BIO 17310065 <GO>}

That’s right. I mean, the fixed cost structure, you’re just leveraging that fixed cost structure and driving revenue through it on a variable basis only.

Operator

Your next question comes from the line of Steven Ramsey from Thompson Research. Your line is open.

Q - Steven M. Ramsey {BIO 20092076 <GO>}

Hi, good morning.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Hi, Steven.

Q - Steven M. Ramsey {BIO 20092076 <GO>}

Hi. On the revenue synergy, it looks pretty equally split between the value add, the gen rent and the specialty. Do you expect one of these components could have more ultimate upside benefits? And then secondly, do you expect one of these components you could see the benefits sooner than another?

A - Aaron Birnbaum {BIO 21390909 <GO>}

The general rent side is probably the one that we’ll be able to realize the quickest because of the breadth of products that we have. The specialty side, as Larry illustrated, has a higher margin profile. So it’s more of a premium 800 basis points of margin improvement. That will take us to — kind of move into the platform, the sales force, the customer base and with CapEx, so we might get some efficiencies most likely with our overall CapEx, but some of that will be redeployed towards the specialty side so that we can penetrate that. And that will just take some maneuvering. So the gen rent is probably kind of the easiest one I’d say to capitalize on and specialty will follow right behind that. But overall, on the upside, specialty overall could become a bigger part of that bar chart as we get into like the third year, I would say.

Operator

Your next question comes from the line of Ken Newman from KeyBanc Capital Markets. Your line is open.

Q - Ken Newman {BIO 22080178 <GO>}

Hey, good morning, guys. Congrats on the deal.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 7 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

A - Lawrence H. Silber {BIO 18047109 <GO>}

Good morning, Ken.

Q - Ken Newman {BIO 22080178 <GO>}

For my question, now with the OEC at about I think $10 billion pro-forma, I’m curious, Mark, you talked about this being a CapEx light type of acquisition on the revenue synergy side. Do you think now that you’ve reached this scale, you can grow the fleet and still be free cash flow positive going through the cycles similar to your larger competitors like United?

A - Mark Humphrey {BIO 17310065 <GO>}

Yeah. I think that runs to the entry comments by Larry in, right? I mean, I think it certainly accelerates our strategy and puts us at a different stratosphere in terms of cash generation. The synergy component of this is extremely compelling. I think when you think about just the synergy component of this on a discounted cash flow basis all in, it’s worth up to $3 billion on its own. And so I think compelling and certainly accelerating our strategy, Ken.

Operator

Your next question comes from the line of Mig Dobre from Baird. Your line is open.

Q - Unidentified Participant

Hey, good morning, guys. It’s (inaudible) on for Mig this morning.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Good morning.

A - Mark Humphrey {BIO 17310065 <GO>}

Good morning.

Q - Unidentified Participant

Good morning. Good morning. I was wondering if you could give us an idea of what the interest rate will be on than the new $4.5 billion of debt and maybe an estimate for the incremental annual interest expense from the transaction?

A - Aaron Birnbaum {BIO 21390909 <GO>}

Yeah. I think from a modeling perspective, it will probably be somewhere in the early 6-ish range depending upon the structure that ultimately comes to bear. But it were — as Larry said, we’re looking at this as probably some element of unsecured as well as secured debt. So I would run that incremental debt carry at somewhere in the mid — early to mid 6s.

Operator

Your next question comes from the line of Neil Tyler from Redburn Atlantic. Your line is open.

Q - Neil Tyler {BIO 18065953 <GO>}

Hey, Good morning, guys.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 8 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

A - Lawrence H. Silber {BIO 18047109 <GO>}

Hi, Neil.

Q - Neil Tyler {BIO 18065953 <GO>}

Good morning. A couple and along the revenue synergy line again, please. Firstly, of the 155 specialty branches, have you got an idea of sort of what proportion of those broadly sit within reach of the H&E customer network? And then secondly, on the value add, what would — what are the sort of challenges or sort of obstacles or softer factors we need to think about when you’re talking about rolling out those proprietary systems and intelligence tools across the network? How easy is that as a task to do to extract those value-added offerings? Thank you.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Yeah. To answer the first part of the question, as you know, you can tell from the material, H&E has got a big strong footprint along the Gulf area in the Southeast is what I would say, some big markets in Florida, Dallas and Houston through Louisiana. And our specialty business has really matured through those areas. So I think we’ll be able to capture that pretty quickly, the 150 branches some of the larger markets in the U.S. So we have all of our specialty kind of operations and the breadth of all of our fleet in those big markets because our strategy has always been to go develop that in the top 30 markets of North America first.

So I think you’re going to see a lot of that opportunity down in the markets where they have kind of a larger footprint. So that’s a real positive and the network effect of that will be a powerful thing I believe. The second part of your question was about the platforms and the systems. Of the 50 acquisitions we’ve done over the last four years, we turn the lights on day one. So whether it’s our back office, rental man or our apps, some of that requires training, sales training, branch training, but we’ll work with that — with our IT team and our integration team to make sure we get some of those things embedded right away and others might be followed quickly.

Operator

Your next question comes from the line of Brian Sponheimer from Gabelli. Your line is open.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Hey, Brian.

Q - Brian Sponheimer {BIO 16324272 <GO>}

Good morning, everyone, and congratulations.

A - Lawrence H. Silber {BIO 18047109 <GO>}

Thank you.

Q - Brian Sponheimer {BIO 16324272 <GO>}

I’m just curious, was there any issue with HSR and URI that allowed you all to come in here?

A - Lawrence H. Silber {BIO 18047109 <GO>}

Honestly, I don’t know the answer to that, Brian. I think that’s probably something better to ask the other side, but we haven’t heard of anything.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 9 of 10

FINAL TRANSCRIPT	2025-02-18
Herc Holdings Inc (HRI US Equity)

Q - Brian Sponheimer {BIO 16324272 <GO>}

And as far as any thoughts on this antitrust and your footprint and overlap, any branch closures that you potentially expect? Any issues there that or items to work through?

A - Lawrence H. Silber {BIO 18047109 <GO>}

Yeah. Well, from an HSR standpoint, I don’t expect that, but we provided deal certainty for the deal and we’ll have to see, but I don’t expect that from our side. And as far as overload might be, we’ll have to determine that as we go down whether we can turn certain branches into specialty branches or redeploy what some of those locations do, but we’ll address that as we develop the integration plan in conjunction with H&E over the next couple of months.

Operator

And that concludes our question-and-answer session. I will now turn the call back over to Leslie Hunziker for closing remarks.

A - Leslie Hunziker {BIO 1945742 <GO>}

Hey, thank you for joining us on the call today. We’ll look forward to updating you on our progress in the quarters to come. And of course, if you have any further questions, please don’t hesitate to reach out to us. Have a great day.

Operator

This concludes today’s conference call. Thank you for your participation. You may now disconnect.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP. © COPYRIGHT 2025, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

© COPYRIGHT 2024, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.
Printed on 02-18-2025 Page 10 of 10

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Company and Merger Sub will file a tender offer statement on Schedule TO and the Company will file a registration statement on Form S-4. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS) AND THE FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. H&E STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The tender offer materials will be made available to holders of H&E stock at no expense to them. The tender offer materials will be made available for free at the SEC’s web site (http://www.sec.gov). Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).

Information Regarding Non-GAAP Financial Measures

In addition to results calculated according to accounting principles generally accepted in the United States (“GAAP”), the Company has provided certain information in this communication that is not calculated according to GAAP (“non-GAAP”), such as adjusted EBITDA. Management uses these non-GAAP measures to evaluate operating performance and period-over-period performance of our core business without regard to potential distortions, and believes that investors will likewise find these non-GAAP measures useful in evaluating the Company’s performance. These measures are frequently used by security analysts, institutional investors and other interested parties in the evaluation of companies in our industry. Non-GAAP measures should not be considered in isolation or as a substitute for our reported results prepared in accordance with GAAP and, as calculated, may not be comparable to similarly titled measures of other companies. For the definitions of these terms, further information about management’s use of these measures as well as a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures, please see the supplemental schedules that accompany this communication.

2